UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

As at November 13, 2009

Commission File Number: 001-31729

GREAT BASIN GOLD LTD.
(Translation of registrant's name into English)

138 West Street, Ground Floor
Sandown 2196
PO Box 78182
Sandton, South Africa 2146
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Revised Technical Report (NI 43-101) ~ June 2009 Update of the Mineral Resource Estimate for Hollister Gold Mine dated October 30, 2009

99.2	Certificates of Qualified Person (NI 43-101) of Stephen J. Godden, F.I.M.M.M., C.Eng., G.J. van Der Heever, Pr. Sci. Nat, SACNASP, Johan Oelofse, Pr.Eng., FSAIMM, and Philip N. Bentley, Pr.Sci.Nat, SACNASP, dated October 30, 2009

99.3	Consents of Qualified Person (NI 43-101) of Stephen J. Godden, F.I.M.M.M., C.Eng., G.J. van Der Heever, Pr. Sci. Nat, SACNASP, Johan Oelofse, Pr.Eng., FSAIMM, and Phillip N. Bentley, Pr.Sci.Nat, SACNASP, dated November 3, 2009

99.4	Letter dated November 3, 2009 to various Canadian Securities Commissions on filing of the Revised Technical Report of October 30, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Great Basin Gold Ltd.
(Registrant)

Date: November 13, 2009	By:	/s/ Lou van Vuuren
Lou van Vuuren

	Title:	Chief Financial Officer